EXHIBIT 99.1

News Release

For Immediate Release	Date: November 26, 2025
25-32-TR

Independent Proxy Advisory Firms ISS and Glass Lewis Recommend Teck

Shareholders Vote “FOR” the Merger of Equals with Anglo American

Recommendations Highlight Significant Benefits and Value Creation Opportunity
for Teck Shareholders

Teck’s Board of Directors Unanimously Recommends Teck Shareholders
Vote “FOR” the Merger TODAY

Vancouver, B.C. – November 26, 2025 – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that independent proxy advisory firms Institutional Shareholder Services, Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have recommended that Teck shareholders vote “FOR” the Company’s merger of equals (the “Merger”) with Anglo American plc (“Anglo American”). As previously announced, Teck has scheduled a special meeting of shareholders on December 9, 2025 (the “Meeting”).

In their reports dated November 26, 2025, and November 21, 2025, respectively, ISS and Glass Lewis stated:

•	ISS: “The arrangement makes strategic sense in light of the anticipated synergies, strategic benefits, and opportunity for additional upside through ownership in the combined company. The universe of potential buyers is limited, the board actively explored alternative transaction structures in order to maximize shareholder value, shareholders are expected to benefit from increased liquidity and stronger financial position for the combined company, and the market reaction has been positive.”

•	Glass Lewis: “Overall, the strategic merits of the combination appear well supported by the scale, asset quality and long-term copper growth profile of the combined company. If successfully executed, the merger positions Anglo Teck as a financially stronger and more resilient producer with meaningful upside from operational integration and future development opportunities...On balance, we believe the transaction presents a compelling strategic opportunity for Teck shareholders.”

“The Teck Board has determined that a merger of equals with Anglo American is the best path forward for Teck shareholders and all stakeholders,” said Jonathan Price, President and CEO. “The recent recommendations from ISS and Glass Lewis further affirm this view. This merger is a unique opportunity to build a new global critical minerals champion headquartered in Canada with increased scale, a world-class portfolio of copper and critical minerals assets, and enormous growth potential. We are confident the transaction will drive significant value creation and encourage all Teck shareholders to vote for the merger.”

Teck Shareholders Encouraged to Vote Ahead of the Proxy Deadline

Teck shareholders of record as of the close of business on October 20, 2025, should vote “FOR” the Merger now and can advance vote up to the proxy voting deadline of 11:00 a.m. PST, December 5, 2025.

Teck’s notice of meeting, management information circular and other related Meeting materials have been mailed to shareholders and can also be accessed online on Teck’s website at www.Teck.com/reports and under Teck’s issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Any shareholder who has questions about how to vote should contact our proxy solicitation agents:

Shareholders Located in Canada

Laurel Hill Advisory Group
Toll-Free: 1-877-452-7184
Text Message: 1-416-304-0211
Email: assistance@laurelhill.com

Shareholders Located Outside of Canada

Innisfree M&A Incorporated
US Toll Free: 1-877-750-0510
Outside US: +1-412-232-3651
Banks and Brokers: 1-212-750-5833

The Merger, which was announced in September 2025, is subject to shareholder approvals and customary closing conditions, including approval under the Investment Canada Act and applicable competition and regulatory approvals in various jurisdictions globally.

Shareholder Support for the Merger

In addition to the unanimous support of the Teck Board of Directors, the Merger is supported by Temagami Mining Company Limited, SMM Resources Incorporated, Dr. Norman B. Keevil and the directors and executive leadership team of Teck, who have collectively agreed to vote shares representing approximately 79.8% of the issued and outstanding Teck Class A common shares and approximately 0.02% of the issued and outstanding Teck Class B subordinate voting shares (as of the record date for the Meeting) in favour of the Merger at the Meeting.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements concerning the anticipated benefits and synergies from the proposed Merger, the expected effects of the Merger on Anglo American and Teck, future production levels, the expected timing of completion of the Merger, and other statements that are not historical facts.

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These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability of Anglo American and Teck to complete the Merger, the ability of Teck and Anglo American to obtain all required regulatory and court approvals, the ability of Teck and Anglo American to obtain their respective shareholder approvals for the Merger, the ability of Teck and Anglo American to satisfy all other conditions to the Merger, the strategic vision of the merger between Teck and Anglo American following the closing of the Merger, expectations regarding exploration, production and operational potential, expectations with respect to production capabilities and future financial or operating performance of Teck and Anglo American following the Merger, expectations with respect to Teck’s current production and cost guidance and previously disclosed updates, the potential valuation of the merger of Teck and Anglo American, the expected synergies between Teck and Anglo American, the expected revenue from the synergies between Teck and Anglo American, expectations regarding integration and synergy capture; the accuracy of the pro forma financial position and outlook of Teck and Anglo American following the closing of the Merger, the success of the new board and management team, the satisfaction of the conditions precedent to the Merger, the future financial or operating performance of the merged Teck and Anglo American, the expected EBITDA uplift, the expectations around the headquarters of the combined entity being in Canada, the expectations of the results and success of the Investment Canada Act commitments, the expectations with respect to receiving Investment Canada Act approval, the assumptions surrounding the proposed Investment Canada Act commitments, the expectations with respect to the proposed investments by the combined company in Canada, the potential of Teck and Anglo American following the Merger to meet industry target, public profile expectations, future plans, projections, objectives, estimates and forecasts and the timing related thereto and the expectations surrounding the combined companies long-term strategy. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking information is based on the information available at the time those statements are made and are of good faith belief of the officers and directors of Teck and Anglo American as of the time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the Forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Merger will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory, shareholder and court approvals and other conditions to the closing of the Merger or for other reasons, the risk that competing offers or acquisition proposals will be made, public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck, the ability of Anglo American and Teck to successfully integrate and capture expected synergies, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time.

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Teck assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements, the Merger and Teck’s business can be found in Teck’s management information circular in respect of the Meeting filed under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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